United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 13, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 13, 2008	www.gruma.com

GRUMA ANNOUNCES UNREALIZED

MARK-TO-MARKET RESULTS OF ITS CURRENCY DERIVATIVE INSTRUMENTS

Monterrey, N.L., Mexico, October 13, 2008. GRUMA, S.A.B. de C.V. (''GRUMA'' or ''the Company'') (NYSE: GMK, BMV: GRUMAB) enters into currency derivative instruments which cover varying periods of time and have varying pricing provisions. Most of our current FX derivatives instruments do not have an immediate maturity. Most of the maturity dates will be in 2009, 2010 and 2011.

GRUMA accounts for these FX derivatives instruments using the mark-to-market accounting method. As of September 30, 2008, these instruments represented a negative mark-to-market net value of approximately US$291.4 million. The mark-to-market unrealized loss currently represents a non-cash loss that is expected to be reflected in GRUMA's financial results for the third quarter of 2008. As of October 8, 2008, these instruments represented a negative mark-to-market unrealized loss of approximately US$684 million. This mark-to-market unrealized loss is also currently a non-cash loss.

GRUMA does not have any FX derivative instruments or interest rate swaps with Grupo Financiero Banorte (''BANORTE''). As of today, GRUMA's obligations to BANORTE are limited to US$27 million which represent a marginal portion of GRUMA's financial liabilities.

GRUMA continues achieving record net sales and cash flow figures, tendencies which we trust will continue in the future. Given that we are a global company which operates its business in the food sector, we generate a strong and reliable cash flow. Hence, in light of such stable cash flow, we believe our operations will not be adversely affected by any downturn in the economies of the regions where we operate.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.